UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

In filing this Amendment No. 12 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 4.                          Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Representatives of Z Capital are engaged in discussions with representatives of Silver Point Capital, L.P. (“Silver Point”) acting on behalf of itself and certain other shareholders of the Company, with which Silver Point has an agreement dated May 29, 2013, as amended, concerning the disposition of shares of the Issuer (the “Other Holders”), with respect to each of their respective investments in the Issuer and have reached a tentative understanding that would involve (1) reconstituting the Board to include seven members, consisting of the Company’s Chief Executive Officer, two members designated by Z Capital and four members, including two independent directors, designated by Silver Point and the Other Holders, and (2) resolving and dismissing the existing litigation between Z Capital and the Issuer (and certain of its directors).  The tentative understanding will not become final and binding until definitive agreements with respect thereto are executed and delivered by all parties (including the Issuer, Silver Point and the Other Holders) and there can be no assurance that such definitive agreements will be so executed and delivered.

Item 6.                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

As described in Item 4 above, representatives of Z Capital have entered into certain discussions with representatives of Silver Point with respect to each of their respective investments in the Issuer and have reached a tentative understanding with Silver Point with respect to the matters described in Item 4 above.

Item 7.                          Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2014

Z CAPITAL PARTNERS, L.L.C.

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

ZENNI HOLDINGS, LLC

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

JAMES J. ZENNI

	By:	/s/ James J. Zenni